EXHIBIT 99.1

Precision Drilling Corporation Announces Early Termination of Hart-Scott-Rodino Waiting Period

CALGARY, Alberta, Oct. 31, 2018 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) today announced that the U.S. Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with respect to the pending acquisition of Trinidad Drilling Ltd. (“Trinidad”). The termination of the waiting period under the HSR Act satisfies one of the conditions to the closing of the pending acquisition.

This marks a significant achievement of an important milestone in the regulatory review process. Precision and Trinidad continue to pursue all necessary government approvals related to the proposed transaction. We expect to file a joint management information circular on or about November 7, 2018 in anticipation of Trinidad and Precision’s December 11, 2018 special shareholder meetings.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6247

Ashley Connolly, Manager, Investor Relations
403.716.4725

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com